UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          PRE-PAID LEGAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                      (b) [ X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [  ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                   -0-

        NUMBER OF
                            ---- -----------------------------------------------
          SHARES            8    SHARED VOTING POWER

       BENEFICIALLY                  1,580,900
                            ---- -----------------------------------------------
      OWNED BY EACH         9    SOLE DISPOSITIVE POWER

        REPORTING                  -0-
                            ---- -----------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                       1,580,900
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,580,900

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  740065 10 7

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                      (b) [ X]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                              [  ]


--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                   -0-

        NUMBER OF
                            ---- -----------------------------------------------
          SHARES            8    SHARED VOTING POWER

       BENEFICIALLY                  1,580,900
                            ---- -----------------------------------------------
      OWNED BY EACH         9    SOLE DISPOSITIVE POWER

        REPORTING                  -0-
                            ---- -----------------------------------------------
          PERSON            10   SHARED DISPOSITIVE POWER

           WITH                       1,580,900
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,580,900

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This statement relates to the common stock, $.01 par value (the "Common Stock") of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at 321 E. Main, Ada, Oklahoma 74820.

Item 2.   Identity and Background.

          (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          An aggregate of $25,375,296.30 of the funds of the Managed Accounts (as hereinafter defined) were used to purchase the shares reported herein.

Item 4.   Purpose of Transaction.

          As  set  forth  in  Item  5,  each  of  Mr.  Smith  and  Mr.  Tryforos beneficially own 1,580,900 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner and an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees). Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of
     Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 21,577,361 shares of Common Stock were outstanding as of October 15, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 1,580,900 shares (7.3%); Mr. Tryforos -- 1,580,900 shares (7.3%). All of such shares are held in the Managed Accounts.
          (b) Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,580,900 shares of Common Stock.
          (c) During the 60 days preceding the date hereof, the Reporting Persons purchased an aggregate of 931,400 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the American Stock Exchange as follows:

                        Number of Shares
Date of Purchase           Purchased              Price Per Share
----------------       ------------------         ---------------
12/16/96                    57,700                    17.1610
12/18/96                    40,000                    17.1500
12/19/96                    10,000                    17.5730
1/8/97                      18,600                    15.4470
1/9/97                       1,000                    15.7500
1/10/97                     26,200                    15.6950
1/13/97                     42,600                    15.6990
1/14/97                      6,000                    15.7500
1/15/97                      3,100                    15.7500
1/16/97                      8,400                    15.7500
1/17/97                      1,500                    15.7500
1/20/97                     19,500                    15.9630
1/21/97                      4,400                    16.2070
1/22/97                     39,200                    17.1340
1/23/97                     29,500                    17.8580
1/24/97                     24,200                    16.7190
1/27/97                     16,300                    16.5080
1/28/97                      9,500                    16.8430
1/30/97                     20,000                    17.3220
1/31/97                     25,500                    17.1580
2/3/97                       8,300                    17.2500
2/4/97                      84,800                    17.1330
2/5/97                      54,900                    17.2740
2/6/97                     282,400                    17.7040
2/7/97                      20,000                    18.5000
2/10/97                      2,500                    18.1250
2/11/97                     40,000                    18.2400
2/12/97                     35,300                    18.0840

          (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.
          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          1. Agreement relating to the joint filing of Statement on Schedule 13D dated February 13, 1997 as required by Rule 13d-1(f).


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 13, 1997

                                                    /s/ Thomas W. Smith
                                                  -------------------------
                                                        Thomas W. Smith


                                                    /s/ Thomas N. Tryforos
                                                  -------------------------
                                                        Thomas N. Tryforos

                                  Exhibit Index


                                                                 Sequentially
Document                                                        Numbered Page
--------                                                        -------------

1.   Agreement relating to the joint                                      10
     filing of Statement on Schedule
     13D dated February 13, 1997 as
     required by Rule 13d-1(f).

                                                                      Exhibit 1


                             Joint Filing Agreement
                             ----------------------

                  The undersigned agree that the foregoing Statement on Schedule 13D, dated February 13, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

                                                  Dated:  February 13, 1997

                                                    /s/ Thomas W. Smith
                                                  -------------------------
                                                        Thomas W. Smith


                                                    /s/ Thomas N. Tryforos
                                                  -------------------------
                                                        Thomas N. Tryforos